SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*  (Amendment No. 5)

Five Oaks Investment Corp.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
33830W106
 (CUSIP Number)
Matthew J. Murabito, Esq.
General Counsel
XL Group Investments LLC
1540 Broadway, 25th Floor
New York, New York 10036
(212) 915-6140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Robert B Stebbins, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

July 14, 2014

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 33830W106	Page 2 of 8 pages

1		NAMES OF REPORTING PERSONS XL Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,354,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,354,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.62%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 3 of 8 pages

1		NAMES OF REPORTING PERSONS XL Group Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,354,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,354,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.62%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 4 of 8 pages

1		NAMES OF REPORTING PERSONS XL Insurance (Bermuda) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,362,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.66%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 5 of 8 pages

1		NAMES OF REPORTING PERSONS XL Group Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,362,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.66%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on April 8, 2013 (the “Original Schedule 13D”), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D, on February 25, 2014 by Amendment No. 2 to the Schedule 13D, on March 7, 2014 by Amendment No. 3 to the Schedule 13D, and on June 24, 2014 by Amendment No. 4 to the Schedule 13D (the Original Schedule 13D as so amended is collectively referred to herein as the “Schedule 13D”).  This Amendment No. 5  relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”).
This Amendment No. 5 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the sale (the “Sale”) by the Company of 525,000 shares of Common Stock pursuant to the prospectus (the “Prospectus”) filed by the Company with the Securities and Exchange Commission on June 19, 2014, in connection with the exercise of the underwriters’ option to purchase additional shares of Common Stock.  None of the Reporting Persons purchased any of the shares of Common Stock in the Sale.
Item 5.                          Interest in Securities of the Issuer.
Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:
(a)          As of July 23, 2014, each of the XL Investments and XLGI Ltd may be deemed to beneficially own 6,354,167 shares of Common Stock, representing 35.62% of the outstanding shares of Common Stock, based on 14,714,250 shares of Common Stock outstanding as of July 23, 2014 as reported by the Company in the Prospectus (which outstanding share number includes the 525,000 shares of Common Stock sold by the Company pursuant to the Prospectus upon the exercise of the underwriters’ option to purchase additional shares of Common Stock), and giving effect to the 3,125,000 shares of Common Stock issuable upon exercise of the Warrants.  As of July 23, 2014, each of XL Insurance and XLGI LLC may be deemed to beneficially own 6,362,342 shares of Common Stock, representing 35.66% of the outstanding shares of Common Stock, based on 14,714,250 shares of Common Stock outstanding as of July 23, 2014 as reported by the Company in the Prospectus (which outstanding share number includes the 525,000 shares of Common Stock sold by the Company pursuant to the Prospectus upon the exercise of the underwriters’ option to purchase additional shares of Common Stock), and giving effect to the 3,125,000 shares of Common Stock issuable upon exercise of the Warrants.
The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2014	XL INVESTMENTS LTD

	By:	/s/ George Bumeder
		Name:	George Bumeder
		Title:	Authorized Person

Dated: July 23, 2014	XL GROUP INVESTMENTS LTD

	By:	/s/ George Bumeder
		Name:	George Bumeder
		Title:	Authorized Person

Dated: July 23, 2014	XL INSURANCE (BERMUDA) LTD

	By:	/s/ George Bumeder
		Name:	George Bumeder
		Title:	Authorized Person

Dated: July 23, 2014	XL GROUP INVESTMENTS LLC

	By:	/s/ George Bumeder
		Name:	George Bumeder
		Title:	Authorized Person